Leiras Oy offers polymer technology for innovative drug delivery Berlin, Germany, April 3, 2002; The Finnish company Leiras Oy, a member of the Schering Group (FSE: SCH, NYSE: SHR), announced today that it will offer pharmaceutical and biotechnology companies its proprietary polymer-based drug delivery technology under the name DELVIVO(TM). Through DELVIVO(TM) technology active ingredients of drugs can be released over a long period of time and at an even rate into the body.

Mainly international pharmaceutical and biotechnology companies that require a new, long-term administration method for active pharmaceutical ingredients are potential users of this innovative technology. This technology is already the basis for Schering's intrauterine-system Mirena(R), which is available in 48 countries worldwide including the U.S., where it was successfully introduced in 2001.

"We have a strong expertise and experience in polymer-based drug delivery technology and we want now to offer this innovative technology to cooperation partners. Depending on the partner, it is possible that Leiras will also market the product", says Matti Urho, Executive Vice President of Leiras Oy. "We are looking for win-win situations. The drug administration systems, into which Leiras is now expanding, is estimated to grow faster than the world drug market. The principle, of course, is to keep the core expertise and know-how as well as the manufacturing of products at Leiras."

Aiming at leadership in polymer-based drug preparations

The hormone therapy and contraceptive products manufactured on the basis of the polymer-based drug delivery technology of Leiras have been pioneers around the world. Today these products have more than 8 million users in over 80 countries.

The best known of these products, and also the best selling Finnish pharmaceutical export product last year, is Mirena(R), the hormonal intrauterine contraceptive system with an efficacy of five years. Now Leiras wants to utilize its expertise in other therapy areas as well. On the basis of a systematic analysis, specific therapy areas have been identified that could benefit from the technology. Potential application areas can be found in the treatment of central nervous system diseases and cardiovascular diseases, for example.

A worry-free treatment for the patient

The DELVIVO(TM) technology can be used to develop products both for short-term and long-term drug therapy requiring continuous, constant drug delivery. This will enable the launch of many new treatment forms. This form of therapy is worry-free for the patient. The physician, on the other hand, can rely on the regularity of medication. The new method also promotes an important social and economic issue by reducing the compliance problems caused by patients forgetting to take their medicine.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Oliver Renner - Business Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46
eMail: oliver.renner@schering.de

Astrid Forster - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: astrid.forster@schering.de

Joanne Marion - Investor Relations:
Tel.: +1-973-487 2164; Fax: +1-973-487-2005;
eMail: joanne_marion@berlex.com

At Leiras Oy please contact:
Anna-Mari Salokorpi, Communications Manager,
Tel. +35-82-333-2449 or +35-84-00-887-857